# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Payoneer Global Inc., CIK 0001845815
CUSIP: 70451X104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 195 Broadway, 27th floor, New York, New York (NY), 10007
Date of event which requires filing of this statement: 06/12/2026
Filed by CIK 0001626282
Persons authorized to receive notices and communications: Frederic D. Fenton, c/o TCV, 250 Middlefield Road, Menlo Park, California (CA), 94025, (650) 614-8200

## Reporting persons
- TECHNOLOGY CROSSOVER MANAGEMENT VIII, LTD. (CIK 0001626282): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 34,197,116; shared voting power 0; sole dispositive power 34,197,116; shared dispositive power 0; aggregate amount beneficially owned 34,197,116 (10.2% of the class)
- TECHNOLOGY CROSSOVER MANAGEMENT VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 32,399,169; shared voting power 0; sole dispositive power 32,399,169; shared dispositive power 0; aggregate amount beneficially owned 32,399,169 (9.7% of the class)
- TCV VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 24,327,775; shared voting power 0; sole dispositive power 24,327,775; shared dispositive power 0; aggregate amount beneficially owned 24,327,775 (7.3% of the class)
- TCV VIII (A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,560,434; shared voting power 0; sole dispositive power 6,560,434; shared dispositive power 0; aggregate amount beneficially owned 6,560,434 (2% of the class)
- TCV VIII (B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,510,960; shared voting power 0; sole dispositive power 1,510,960; shared dispositive power 0; aggregate amount beneficially owned 1,510,960 (0.5% of the class)
- TCV MEMBER FUND, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,797,947; shared voting power 0; sole dispositive power 1,797,947; shared dispositive power 0; aggregate amount beneficially owned 1,797,947 (0.5% of the class)
- TCV VIII MANAGEMENT, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,134; shared voting power 0; sole dispositive power 5,134; shared dispositive power 0; aggregate amount beneficially owned 5,134 (0% of the class)
- CHRISTOPHER P. MARSHALL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 29,154; shared voting power 0; sole dispositive power 29,154; shared dispositive power 0; aggregate amount beneficially owned 29,154 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Payoneer Global Inc.
Address of issuer's principal executive offices: 195 Broadway, 27th floor, New York, New York (NY), 10007
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D originally filed by certain of the Reporting Persons on July 6, 2021 and as amended on November 13, 2024 (the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is amended and supplemented as follows:

This Schedule 13D is being filed by (1) Technology Crossover Management VIII, Ltd., a Cayman Islands exempted company ("Management VIII"), (2) Technology Crossover Management VIII, L.P., a Cayman Islands exempted limited partnership ("TCM VIII"), (3) TCV VIII, L.P., a Cayman Islands exempted limited partnership ("TCV VIII"), (4) TCV VIII (A), L.P., a Cayman Islands exempted limited partnership ("TCV VIII (A)"), (5) TCV VIII (B), L.P., a Cayman Islands exempted limited partnership ("TCV VIII (B)"), (6) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership ("Member Fund"), (7) TCV VIII Management, L.L.C., a Delaware limited liability company ("TCV VIII Management"), and (8) Christopher P. Marshall.

The foregoing entities and individual are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1.

TCV VIII, TCV VIII (A), TCV VIII (B) and Member Fund (collectively, the "TCV Entities") are each principally engaged in the business of investing in securities of privately and publicly held companies.

TCV VIII Management is principally engaged in the business of managing funds that invest in securities of privately and publicly held companies.

Management VIII is the sole general partner of TCM VIII, which in turn is the sole general partner of TCV VIII, TCV VIII (A), TCV VIII (B) (the "TCV VIII Funds"). Management VIII is a general partner of Member Fund. Mr. Marshall is a Class A Director of Management VIII, a limited partner of TCM VIII and Member Fund and a member of TCV VIII Management.

The address of the principal business and office of each of the Reporting Persons is c/o TCV, 250 Middlefield Road, Menlo Park, California 94025.
Residence or business address:
Item 2(b) of the Schedule 13D is amended as follows:

The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is amended as follows:

The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Citizenship:
Item 2(f) of the Schedule 13D is amended as follows:

The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is supplemented as follows:

In connection with his service as a member of the Board of Directors of the Company, Mr. Marshall was awarded an aggregate of 65,586 restricted stock units ("RSUs"), of which 34,288 RSUs have vested or vest within 60 days of the date hereof and 31,298 remain unvested and do not vest within 60 days of the date hereof. TCV VIII Management directly holds 5,134 shares of Common Stock received upon vesting of such RSUs.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

The information provided in Item 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended as follows:

The percentage of Common Stock beneficially owned is based on 334,778,664 shares of Common Stock outstanding as of April 30, 2026, as reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed by the Company with the Securities and Exchange Commission on May 7, 2026. Excluded from beneficial ownership is the contingent right to earn-out shares and shares issuable upon RSUs that do not vest within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended as follows:

The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 2 and are incorporated herein by reference.

Each of the TCV Entities and TCV VIII Management has the sole power to dispose or direct the disposition of the shares of Common Stock that it holds directly and has the sole power to vote or direct the vote of such shares.

Management VIII, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV Entities and have the sole power to direct the vote of such shares of Common Stock. TCM VIII, as the direct general partner of the TCV VIII Funds, may also be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by the TCV VIII Funds and have the sole power to direct the vote of such shares of Common Stock. Each of Management VIII and TCM VIII disclaims beneficial ownership of the shares of Common Stock owned by the TCV Entities, except to the extent of their respective pecuniary interest therein.

Christopher P. Marshall is a Class A Director of Management VIII, a limited partner of TCM VIII and Member Fund and a member of TCV VIII Management. Mr. Marshall has sole dispositive power over the shares issued upon settlement of the RSUs he holds directly. However, TCV VIII Management has a right to 100% of the pecuniary interest in such RSUs and the shares to be received upon the settlement of such RSUs. Mr. Marshall disclaims beneficial ownership of the shares of Common Stock held by the TCV Entities and TCV VIII Management and the shares of Common Stock held in his name for the benefit of TCV VIII Management, except to the extent of his pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is supplemented as follows:

No transactions with respect to the shares of Common Stock were effected during the past 60 days by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is supplemented as follows:

On June 12, 2026, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Neon Maple Parent Inc., a corporation incorporated pursuant to the laws of Canada ("Nuvei"), and Panda Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Nuvei ("Merger Sub"). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Nuvei.

In connection with the transaction, on June 12, 2026, each of TCV VIII, TCV VIII (A), TCV VIII (B), Member Fund and TCV VIII Management (together, the "Supporting Stockholders") entered into a Voting and Support Agreement (the "Voting and Support Agreement") in favor of Nuvei concurrently with the execution of the Merger Agreement, pursuant to which such Supporting Stockholders have agreed, among other things and subject to the terms and conditions of the Voting and Support Agreement, to vote certain shares of Common Stock owned by them in favor of the approval and adoption of the Merger and the Merger Agreement. In addition, until the earlier of the Expiration Time (as defined below) and the receipt of the requisite vote in connection with the Merger, each of the Supporting Stockholders has agreed not to transfer any of such shares of Common Stock.

The Voting and Support Agreement will terminate upon the earliest of (i) such date and time as the Merger Agreement shall be validly terminated, (ii) the effective time of the Merger or (iii) such date and time of any amendment, modification, change or waiver of any provision of the Merger Agreement (x) that reduces the amount or changes the form of the Merger Consideration (other than adjustments in accordance with the terms of the Merger Agreement) or (y) in a manner adverse in any material respect to the Supporting Stockholders (the earliest to occur of such times, the "Expiration Time").

The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by the terms and conditions of each the Voting and Support Agreement, a copy of which is filed as an exhibit under Item 7 hereto and is incorporated by reference herein, and the foregoing description of the Voting and Support Agreement is qualified in its entirety by reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of June 16, 2026.

99.9 Voting and Support Agreement, dated June 12, 2026, by and between Neon Maple Parent Inc. and the Supporting Stockholders.

## Signatures
- TECHNOLOGY CROSSOVER MANAGEMENT VIII, LTD.: /s/ Frederic D. Fenton, Frederic D. Fenton Its: Authorized Signatory (06/16/2026)
- TECHNOLOGY CROSSOVER MANAGEMENT VIII, L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton Its: Authorized Signatory (06/16/2026)
- TCV VIII, L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton Its: Authorized Signatory (06/16/2026)
- TCV VIII (A), L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton Its: Authorized Signatory (06/16/2026)
- TCV VIII (B), L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton Its: Authorized Signatory (06/16/2026)
- TCV MEMBER FUND, L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton Its: Authorized Signatory (06/16/2026)
- TCV VIII MANAGEMENT, L.L.C.: /s/ Frederic D. Fenton, Frederic D. Fenton Its: Authorized Signatory (06/16/2026)
- CHRISTOPHER P. MARSHALL: /s/ Frederic D. Fenton, Frederic D. Fenton Its: Authorized Signatory (06/16/2026)